Piper Sandler & Co.

800 Nicollet Mall

Minneapolis, Minnesota 55402

Raymond James & Associates, Inc.

880 Carillon Parkway

St. Petersburg, Florida 33716

Hovde Group, LLC

1629 Colonial Parkway

Inverness, Illinois 60067

October 1, 2024

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attn: Christian Windsor and Madeleine Joy Mateo

RE:	Chain Bridge Bancorp, Inc.

Registration Statement on Form S-1, as amended (File No. 333-282102)

Request for Acceleration of Effective Date

Ladies and Gentlemen:

In accordance with Rule 461 under the Securities Act of 1933, as amended (the “Act”), we, as representatives of the several underwriters, hereby join in the request of Chain Bridge Bancorp, Inc. (the “Company”) for acceleration of the effective date of the above-referenced Registration Statement on Form S-1 so that it becomes effective as of 4:00 p.m. Eastern Time on October 3, 2024, or as soon thereafter as practicable, or at such other time as the Company or its outside counsel, Sullivan & Cromwell LLP, request by telephone that such Registration Statement be declared effective.

Pursuant to Rule 460 under the Act, we, as representatives of the several underwriters, wish to advise you that there will be distributed to each underwriter or dealer, who is reasonably anticipated to participate in the distribution of the security, as many copies of the proposed form of preliminary prospectus as appears to be reasonable to secure adequate distribution of the preliminary prospectus.

We, the undersigned, as representatives of the several underwriters, have complied and will comply, and we have been informed by the participating underwriters that they have complied and will comply, with the requirements of Rule 15c2-8 under the Securities Exchange Act of 1934, as amended.

Very truly yours,

Piper Sandler & Co.
Raymond James & Associates, Inc.
Hovde Group, LLC

As representatives of the several Underwriters listed in Schedule I of the Underwriting Agreement

By:	PIPER SANDLER & CO.

By:	/s/ Neil Riley
Name: Neil Riley
Title: Managing Director

By:	RAYMOND JAMES & ASSOCIATES, INC.

By:	/s/ Douglas F. Secord
Name: Douglas F. Secord
Title: Managing Director, ECM

By:	HOVDE GROUP, LLC

By:	/s/ Kirk S. Hovde
Name: Kirk S. Hovde
Title: Managing Principal & Head of Investment Banking

[Signature Page to Underwriters’ Acceleration Request]

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